UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MOUNTAIN HIGH ACQUISITIONS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

62405W100

(CUSIP Number)

David L. Ficksman

TroyGould PC

1801 Century Park East, Suite 1600

Los Angeles, California 90067

(310) 789-1290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Alchemy Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 62,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.43%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Judy Pham*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 62,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 35.43%
14	TYPE OF REPORTING PERSON IN

*Dr. Pham is the sole member and manager of the reporting person, Alchemy Capital LLC

Item	1. Security and Issuer.

This report on Schedule 13D (this “Report”) pertains to the common stock, par value $0.0001 per share, of Mountain High Acquisitions Corp., a Colorado corporation (the “Company” or the “Issuer”). The Issuer’s principal executive offices are located at 6501 E. Greenway Parkway #103-412, Scottsdale, Arizona 85254.

Item	2. Identity and Background.

This Report is being filed on behalf of Dr. Judy Pham and Alchemy Capital, LLC (collectively, the “Reporting Persons”).

The address of the Reporting Persons is 578 Washington Blvd., Suite 578, Marina del Rey, CA 90292.

Dr. Pham’s principal occupation is as Manager of Alchemy Capital, LLC (“Alchemy”).

Alchemy’s principal business is investments. Alchemy is a Delaware limited liability company.

During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item	3. Source and Amount of Funds or Other Consideration.

Effective August 18, 2018 (the “Effective Date”), the Company, on the one hand, and One Lab Co (“Labco”) and Alchemy, on the other hand, entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which Alchemy, the sole shareholder of Labco, agreed to exchange 100% of the capital stock of Labco for 88,000,000 restricted shares of the Company in accordance with the following schedule: 20,000,000 shares at Closing and 68,000,000 shares after certain equipment currently under order by Labco (the “Equipment”) is delivered to the lessee under a lease agreement between Labco and the lessee (the “Lease”). Additionaly, Alchemy agreed to pay monthly lease payments of $25,000 to Labco beginning ten days after the Effective Date and until the Equipment is delivered. The Equipment consists of a state-of-the-art intermodal extraction laboratory engineered and designed specifically for processing canabis. On August 21, 2018, the Company issued to Alchemy and four other persons of Alchemy an aggregate of 20,000,000 shares of the Company’s Common Stock of which Alchemy received 11,000,000 shares. On November 23, 2018, the Company issued to Alchemy and to seven other persons an aggregate of 68,000,000 shares of the Company’s Common Stock of which Alchemy received 51,000,000 shares. As a result of the foregoing, Alchemy received an aggregate of 62,000,000 shares of the Company’s Common Stock.

Item	4. Purpose of the Transaction

Pursuant to the Exchange Agreement, Alchemy, through its wholly-owned subsidiary Labco, appointed two designees to the Company’s board of directors and has the right to appoint one additional designee to the Company’s board. On November 30, 2018, Richard Stifel resigned as a director. As a result of the foregoing, the Reporting Persons acquired control of the Company. The Reporting Persons intend to use the Company to make additional acquisitions, enter into strategic transactions or internally grow the business of the Company although no binding agreements have been entered into as of the date hereof.

Item	5. Interest in Securities of the Issuer

The information set forth in Item 4, above is incorporated herein by reference.

(a)       Alchemy is the record owner of 62,000,000 shares of the Company’s Common Stock representing 35.43% of the Company’s outstanding Common Stock. Judy Pham is the sole member and manager of Alchemy.

(b)       As a result of Dr. Pham’s ownership of Alchemy, Dr. Pham is deemed to have the sole power to vote or direct the vote or to dispose or direct the disposition of the shares.

(c)       Pursuant to the Exchange Agreement, on August 21, 2018, Alchemy acquired 11,000,000 shares of the Company’s Common Stock, and, on November 23, 2011, Alchemy acquired an additional 51,000,000 shares.

Except as described in this Report, no person has the power to direct the receipt of dividends on, or proceeds of sales of, the shares of Common Stock owned beneficially by the Reporting Persons.

Item	6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item	7. Material to be Filed as Exhibits
Exhibit No.	Description of Exhibit
A	Exchange Agreement. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 21, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2019	/s/ Judy Pham
Judy Pham

Alchemy Capital, LLC

Dated: January 28, 2019	/s/ Judy Pham
By: Judy Pham, Manager